CERTIFICATE OF INCORPORATION
OF
KAPTAIN, INC.

The undersigned, a natural person (the "Sole Incorporator"), for the purpose of organizing a corporation to conduct the business and promote the purposes hereunder stated, under the provisions and subject to the requirements of the laws of the State of Delaware, hereby certifies that:

ARTICLE I.

The name of this corporation is Kaptain, Inc. (the "Corporation").

ARTICLE II.

The address of the registered office of this Corporation in the State of Delaware is 3500 South DuPont Highway, Dover, DE 19901, County of Kent, and the name of the registered agent of this Corporation in the State of Delaware at such address is GKL Registered Agents of DE, Inc.

ARTICLE III.

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

ARTICLE IV.

This Corporation is authorized to issue one class of shares of stock designated "Common Stock." The total number of shares which this Corporation is authorized to issue is 10,000,000 shares of Common Stock, each having a par value of $0.0001.

ARTICLE V.

The Board of Directors is authorized to make, adopt, amend, alter or repeal the Bylaws of the Corporation (the "Bylaws"). The stockholders shall also have power to make, adopt, amend, alter or repeal the Bylaws.

ARTICLE VI.

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. Election of directors need not be by written ballot, unless the Bylaws so provide.

ARTICLE VII.

The name and mailing address of the Sole Incorporator are as follows:

Jens Searls
PROCOPIO, CORY, HARGREAVES & SAVITCH LLP
12544 High Bluff Drive, Suite 400
San Diego, California 92130

ARTICLE VIII.

A.   To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

B.   The Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board of Directors.

C.   The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

D.   Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX.

The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon a stockholder herein are granted subject to this reservation.

ARTICLE X.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine.

IN WITNESS WHEREOF, this Certificate of Incorporation has been subscribed this 1st day of March, 2023, by the undersigned who affirms that the statements made hereto are true and correct.

_____
Jens Searls, Sole Incorporator



Colorado Secretary of State
Date and Time: 03/16/2023 03:56 PM
ID Number: 20211344805
Document number: 20231291659
Amount Paid: $50.00

E-Filed

Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.coloradosos.gov.

ABOVE SPACE FOR OFFICE USE ONLY

Statement of Conversion Converting a Domestic Entity into a Foreign Entity

filed pursuant to § 7-90-201.7 (1) and § 7-90-204.5 of the Colorado Revised Statutes (C.R.S.)

1. For the converting entity, its ID number, entity name, form of entity, jurisdiction under the law of which it is formed, and principal office address are

ID number: 20211344805
(Colorado Secretary of State ID number)

Entity name: Kaptain LLC

Form of entity: Limited Liability Company

Jurisdiction: Colorado

Principal office street address: 10127 West Dartmouth Place
(Street number and name)
Apt. 302
Lakewood *(City)* CO *(State)* 80227 *(ZIP/Postal Code)*
(Province – if applicable) United States *(Country)*

Principal office mailing address
(leave blank if same as street address)
(Street number and name or Post Office Box information)
(City) *(State)* *(ZIP/Postal Code)*
(Province – if applicable) *(Country)*.

2. For the resulting entity, its true name, form of entity, jurisdiction under the law of which it is formed, and principal address are

True name: Kaptain, Inc.

Form of entity: Foreign Corporation

Jurisdiction: Delaware

Street address: 2213 Via Tiempo
(Street number and name)
Cardiff by the Sea *(City)* CA *(State)* 92007 *(ZIP/Postal Code)*
(Province – if applicable) *(Country)*

Mailing address
(leave blank if same as street address) _____
                                        (Street number and name or Post Office Box information)

                                        _____

                                        _____ _____ _____
                                        (City)   *(State)*   *(ZIP/Postal Code)*

                                        _____ _____.
                                        (Province – if applicable)   *(Country)*

3. The converting entity has been converted into the resulting entity pursuant to section 7-90-201.7, C.R.S.

4. *(Mark the applicable box and complete the statement. Caution: Mark only one box.)*

    ☒ The resulting foreign entity does not maintain a registered agent in this state and service of process
      may be addressed to the entity and mailed to the principal address pursuant to section 7-90-704 (2),
      C.R.S.

    or

    ☐ The resulting foreign entity maintains a registered agent to accept service pursuant to section 7-90-
      204.5, C.R.S. The person appointed as registered agent has consented to being so appointed. Such
      registered agent's name and address are

    Name
    (if an individual)   _____ _____ _____ _____
                             (Last)   *(First)*   *(Middle)*   *(Suffix)*

        or

    (if an entity)   _____
    (Caution: Do not provide both an individual and an entity name.)

    Street address   _____ __ _____
                             (Street number and name)

                             _____

                             _____   CO   _____
                             (City)   *(State)*   *(ZIP Code)*

    Mailing address   _____
    (leave blank, if same as street address)   *(Street number and name or Post Office Box information)*

                             _____

                             _____   CO   _____
                             (City)   *(State)*   *(ZIP Code)*

5. *(If applicable, adopt the following statement by marking the box and include an attachment.)*
    ☐ This document contains additional information as provided by law.

6. *(Caution: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant
    legal consequences. Read instructions before entering a date.)*

    (If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)
    The delayed effective date and, if applicable, time of this document are   _____.
                                                                                (mm/dd/yyyy hour:minute am/pm)

Notice:
Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or
acknowledgment of each individual causing such delivery, under penalties of perjury, that such document is
such individual's act and deed, or that such individual in good faith believes such document is the act and deed
of the person on whose behalf such individual is causing such document to be delivered for filing, taken in
conformity with the requirements of part 3 of article 90 of title 7, C.R.S. and, if applicable, the constituent

documents and the organic statutes, and that such individual in good faith believes the facts stated in such document are true and such document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is identified in this document as one who has caused it to be delivered.

7. The true name and mailing address of the individual causing this document to be delivered for filing are

<table>
<tr><td>Magnuson</td><td>Kirk</td><td></td><td></td></tr>
<tr><td>(Last)</td><td>(First)</td><td>(Middle)</td><td>(Suffix)</td></tr>
</table>

2213 Via Tiempo
(Street number and name or Post Office Box information)

_____

<table>
<tr><td>Cardiff by the Sea</td><td>CA</td><td>92007</td></tr>
<tr><td>(City)</td><td>(State)</td><td>(ZIP/Postal Code)</td></tr>
</table>

_____ _____.
(Province – if applicable)   *(Country)*

(If applicable, adopt the following statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:
This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).

Colorado Secretary of State
ID#: 20211344805
Document #: 20211344805
Filed on: 04/07/2021 05:11:50 PM
Paid: $50.00

Articles of Organization for a Limited Liability Company

filed pursuant to § 7-90-301 and § 7-80-204 of the Colorado Revised Statutes (C.R.S.)

The domestic entity name of the limited liability company is   Kaptain LLC

The principal office street address is   10127 West Dartmouth Place
Apt. 302
Lakewood CO 80227
US

The principal office mailing address is   10127 West Dartmouth Place
Apt. 302
Lakewood CO 80227
US

The name of the registered agent is   Kirk Grant Magnuson

The registered agent's street address is   10127 West Dartmouth Place Apt. 302
Lakewood CO 80227
US

The registered agent's mailing address is   10127 West Dartmouth Place Apt. 302
Lakewood CO 80227
US

The person above has agreed to be appointed as the registered agent for this limited liability company.

The management of the limited liability company is vested in   Members

There is at least one member of the limited liability company.

Person(s) forming the limited liability company

Kirk Grant Magnuson
10127 West Dartmouth Place
Apt. 302
Lakewood CO 80227
US

Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., and, if applicable, the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

Name(s) and address(es) of the individual(s) causing the document to be delivered for filing

Kirk Grant Magnuson
10127 West Dartmouth Place
Apt. 302
Lakewood CO 80227
US